UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hansen Natural Corporation

File No. 000-18761 - CF# 22813

_____

Hansen Natural Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2008.

Based on representations by Hansen Natural Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 3, 2018
Exhibit 10.2	through October 3, 2013
Exhibit 10.3	through October 3, 2018
Exhibit 10.4	through October 3, 2018
Exhibit 10.5	through October 3, 2013
Exhibit 10.6	through October 3, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel